Fennec Pharmaceuticals Inc.
PO Box 13628, 68 TW Alexander Drive
Research Triangle Park, NC 27709

October 31, 2017

Via EDGAR Correspondence

Chris Edwards

Office of Healthcare & Insurance

Division of Corporation Finance

Securities and Exchange Commission

100 F. Street, N.E.

Washington D. C. 20549

Re:	Acceleration of Effective Date

Fennec Pharmaceuticals Inc.

Registration Statement on Form S-3

File No. 333-221093

Dear Mr. Edwards:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Fennec Pharmaceuticals Inc. (the “Company”) hereby requests that the effective date of the above-referenced Registration Statement (the “Registration Statement”) be accelerated so that the Registration Statement becomes effective under the Securities Act by 12:30 p.m., Eastern Time, on November 3, 2017, or as soon thereafter as practicable.

The Company understands that the staff of the Securities and Exchange Commission will consider this request as confirmation by the Company of its awareness of its responsibilities under the federal securities laws as they relate to the offering of the securities covered by the Registration Statement.

Very truly yours,

FENNEC PHARMACEUTICALS INC.

By:	/s/ Rostislav Raykov
Rostislav Raykov
Chief Executive Officer